[PAETEC LETTERHEAD]

February 6, 2007

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. William A. Bennett, Esq.

Re:	PAETEC Holding Corp. (the “Company”)
Registration Statement on Form S-4
Filed November 13, 2006
File No. 333-138594

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby request that the effective time of the above-referenced registration statement be accelerated to 9:00 a.m. (EST) on Thursday, February 8, 2007, or as soon thereafter on such date as practicable.

In making this request, we acknowledge that, should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that such declaration does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PAETEC Holding Corp.

/s/ Daniel J. Venuti
Daniel J. Venuti Executive Vice President, General Counsel and Secretary